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                            July 30, 2021

       Vlado Bosanac
       Chief Executive Officer
       Advanced Human Imaging, Inc.
       71-73 South Perth Esplanade, Unit 5
       South Perth, WA 6151
       Australia

                                                        Re: Advanced Human
Imaging, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted July 21,
2021
                                                            CIK No. 0001815436

       Dear Mr. Bosanac:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Capitalization and Indebtedness, page 40

   1.                                                   As previously
requested, please address the following as it relates to your pro forma capitalization
disclosures:
                                                            Revise pro forma
total liabilities to reconcile to the December 31, 2020 financial statements after
giving effect to the conversion of US$1,629,655 worth of convertible notes (A$2,172,873)
and assumed interest through May 31, 2021 of $129,655
                                                            (A$151,873).
                                                            Revise pro forma
issued capital to reflect the effect of the 2,172,873 shares to be issued upon
conversion of the convertible notes and ensure the 2nd bullet point supports this
change.
 Vlado Bosanac
Advanced Human Imaging, Inc.
July 30, 2021
Page 2
             Revise pro forma accumulated losses to reflect the effect of the assumed interest through May 31, 2021 that was not previously reflected in your December 31, 2020 financial statements.
             Revise total shareholders' equity to reflect the above changes. Provide in your response, a reconciliation for each line item in the table showing
           how each amount in the pro forma column reflects the transactions noted in bullet 2.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameVlado Bosanac
                                                           Division of
Corporation Finance
Comapany NameAdvanced Human Imaging, Inc.
                                                           Office of Technology
July 30, 2021 Page 2
cc:       Lawrence Metelitsa
FirstName LastName